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Third Quarter 2012 Results

Safe Harbour Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Recent Highlights

- Secured largest award in Company's history – a multi-year order worth up to $90 million for hydrogen-based propulsion Power Systems and related services
- Company's order backlog rose to $61.4 million as of September 30, 2012 – up nearly 150% year-over-year
- Revenue increased 60% to $7.9 million for the quarter versus the third quarter of 2011
- Exited September with $9.3 million of cash and restricted cash
  - Subsequent to the third quarter, the Company received an additional $10.2 million in initial payments related to the large Power Systems contract awarded in the quarter







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Business Outlook

- Record order intake and backlog stabilizes top and bottom line results for the coming years
- Leadership in hydrogen energy storage projects is well established – 4 total projects won, 9 active bids
- Market for hydrogen energy storage surges ahead with over 18 projects planned in Europe alone; of 6 already awarded, 4 have been won by Hydrogenics
- Significant orders in bid with CommScope, anticipating near term closure – which would equate to commercial revenue for the first time
- Balance sheet in good shape with growth capital heading into 2013





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	Strategy	Market Evidence
Power Systems	• Establish profitable recurring commercial revenue • Realize technology value in focused project applications	• Pending orders -- CommScope • Substantial quote activity • Recent $90M OEM award
OnSite Hydrogen Generation	• Steady growth for industrial markets • Taking share from competitors • Ongoing technology leadership	• Revenue up 35% YTD 2012 • Continuing strong forecast for the balance of the year
Energy Storage	• First to market with cost-effective utility scale application • Leading partners • Strong IP and field deployment experience	• Enbridge partnership and investment • Delivering 2MW project to EON Dec 2012

We are Clearly on a Growth Path


Power Systems Application Development
Hydrogen Generation (Industrial)
Technology Foundation Building
Energy Storage
Power Systems Volume
Hydrogen Generation (Industrial & Fueling)
Inflection & Transition
Energy Storage Application Sales
Power Systems Applications
Hydrogen Generation (Industrial & Fueling)
Multiple platforms for significant growth

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Revenue

Three months ended September 30, 2012

Revenues



$M
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
60%
4.9
7.9
2011
2012
Power Systems
OnSite Generation

Revenues by Business Unit



$M
8
6
4
2
0
7.5
4.2
0.7
0.4
OnSite Generation
Power Systems
2011
2012

Notes

Revenue for the third quarter increased 60% to $7.9 million, reflecting growth in the Company's OnSite Generation business unit fueled by higher demand in industrial markets and growth in energy storage, partially offset by a weakening of the Euro relative to the US dollar.

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Revenue

Nine months ended September 30, 2012



Revenues
$M
26
20
15
10
5
0
35%
21.9
16.2
Power Systems
OnSite Generation
2011
2012



Revenues by Business Unit
$M
20
15
10
5
0
20.1
12.7
3.5
1.8
2011
2012
OnSite Generation
Power Systems

Notes

Nine month revenue was $21.9 million, an increase of 35%, reflecting growth in Hydrogenics' OnSite Generation business unit fueled by increased demand in industrial markets and growth in energy storage, partially offset by a weakening of the Euro relative to the US dollar.

Gross Profit

Three months ended September 30, 2012


Gross Profit
%
40
30
20
10
0
3.1 Percentage Points
17.9
21.0
2011
2012
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
25
20
15
10
5
0
-5
-10
-15
22.5
20.7
28.0
(9.5)
2011
2012
OnSite Generation
Power Sytems

Notes

Gross profit was $1.7 million, or 21.0% of revenue, a 3.1 percentage point improvement year-over-year, primarily reflecting increased revenue and economies of scale.

Gross Profit

Nine months ended September 30, 2012



Gross Profit
%
30.0
20.0
10.0
0.0
21.1
3.1 Percentage Points
18.0
Power Systems
OnSite Generation
2011
2012



Gross Profit By Business Unit
%
30
20
10
0
20.5
18.0
23.0
17.2
2011
2012
OnSite Generation
Power Systems

Notes

Gross profit was $3.9 million, or 18.0% of revenue, a 3.1 percentage point decrease, primarily reflecting increased material costs in OnSite Generation. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

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Cash Operating Costs

Three months ended September 30, 2012



$M
5
4
3
2
1
0
2.9
61%
4.7
0.9
2.0
1.6
3.1
R&D
SG&A
2011
2012

Notes

- Cash Operating Costs were $4.7 million, versus $2.9 million in 2011, with such costs nearly equivalent as a percent of revenues in both years. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development. In addition, costs for higher marketing and commercial activities as well as compensation costs arising from improved business performance contributed to the increase.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 17 for a reconciliation of this measure to loss from operations.

Cash Operating Costs

Nine months ended September 30, 2012


$M
15.0
10.0
5.0
0.0
28%
9.1
11.7
3.2
5.9
3.6
8.1
2011
2012
R&D
SG&A

Notes

- Cash operating costs were $11.7 million, versus $9.1 million last year, with costs as a percent of revenues falling 2.8%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.

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Q3 Results (in $ millions)

	Three months ended September 30		Change	
	2012	2011	$	%
Revenues	$ 7.9	$ 4.9	3.0	60
Gross Profit (excluding amortization and depreciation)	1.7	0.9	0.8	88
Percentage of revenues	*21.0*	*17.9*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	3.3	1.9	1.4	74
Research and product development	1.6	0.9	0.8	79
Adjusted EBITDA	$ (3.2)	$ (1.9)	(1.3)	67

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to net loss.

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YTD Results (in $ millions)

	Nine months ended September 30		Change	
	2012	2011	$	%
Revenues	$ 21.9	$ 16.2	5.7	35
Gross Profit (excluding amortization and depreciation)	3.9	3.4	0.5	15
Percentage of revenues	*18.0*	*21.1*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	8.9	7.1	1.9	25
Research and product development	3.6	3.2	0.5	11
Adjusted EBITDA	$ (8.6)	$ (6.9)	1.9	24

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to net loss.

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Order Backlog

As at September 30, 2012

($M)

	Jun. 30/12 Backlog	Orders Received	Orders Delivered	Sept. 30/12 Backlog
OnSite Generation	$ 24.7	$ 5.5	$ 7.5	$ 22.7
Power Systems	2.3	36.8	0.4	38.7
Total	$ 27.0	$ 42.3	$ 7.9	$ 61.4

Consolidated Balance Sheet Highlights

($M)

	Sept. 30, 2012	Dec. 31, 2011	Change $	Change %
Cash and cash equivalents and restricted cash	$ 9.3	$ 10.0	(0.7)	(7)
Trade, other and grants receivable	3.4	4.3	(0.8)	(19)
Inventories	11.3	9.3	2.0	21
Operating borrowings	0.5	-	0.5	100
Trade and other payables	11.3	10.0	1.3	13
Warrants	1.2	1.5	(0.3)	(20)

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Reconciliation of Non-IFRS Measures
Cash Operating Costs

($M)

	Three months ended September 30, 2012	Nine months ended September 30, 2012
Cash operating costs	$ 4.7	$ 11.7
Less: Gross profit	(1.7)	(3.9)
Add: Stock-based compensation	0.2	0.5
Add: Deferred compensation plans indexed to share price	-	0.4
Add: Amortization and depreciation	0.2	0.7
Loss from operations	$ 3.4	$ 9.3

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Reconciliation of Non-IFRS Measures Adjusted EBITDA

($M)

	Three months ended September 30, 2012	Nine months ended September 30, 2012
Adjusted EBITDA loss	$ 3.2	$ 8.6
Add: Amortization and depreciation	0.2	0.7
Add: Finance (income) loss, net	(0.3)	0.1
Net loss	**$ 3.1**	**$ 9.4**

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